INCOMING, INC.
244 Fifth Avenue, V235
New York, NY 10001

February 25, 2011

VIA EDGAR

Mr. John Reynolds
Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incoming, Inc.

Form 10-K for Fiscal Year Ended November 30, 2009
Filed on April 15, 2010 (“Form 10-K”)
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed November 12, 2010, as amended by Amendment No. 1 filed on November 16, 2010 (collectively, “Form 10-Q”)
Form 8-K
Filed August 24, 2010, as amended by Amendment No. 2 filed on November 19, 2010 (collectively, “Form 8-K”)
File No. 000-53616

Dear Mr. Reynolds:

In response to the Staff’s letter dated February 11, 2011, Incoming, Inc., a Nevada corporation (the “Company”) will file as correspondence for your review, draft complete Forms 10-Q and 8-K, amended to reflect the changes requested in the Staff’s letter dated December 17, 2010 (the “Correspondence”). As per management’s conversation with the Staff Examiner, the Company has been granted an extension to file the Correspondence on or before Friday, March 11, 2011.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
February 25, 2011

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (917) 210-1074 or the Company’s counsel, Peter Bilfield, Esq. of Shipman & Goodwin LLP at (203) 324-8151.   Thank you.

Very truly yours,

INCOMING, INC.

By:	/s/ Victor AbiJaoudi II
Name:	Victor AbiJaoudi II
Title:	COO and President

cc:	R. Samuel Bell, Jr.
Jasmine Victoria
Peter J. Bilfield, Esq.